"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Mandatory notification of trade – options

On 21 August 2009, in connection with Orkla`s option programme, 50 000 options in Orkla-shares were exercised at a strike price of NOK 40.14 per share.

After these transactions, the total number of options issued in Orkla shares is now 16,752,000 in addition to 134,000 synthetic options in the remaining part of the cash bonus programme. Orkla has a hedge through a cash-settled financial derivative of 600,000 underlying shares related to the option programmes.

Orkla owns 11,867,004 treasury shares.

Orkla ASA
Oslo, 24 August 2009
Contact:
Siv Merethe S. Brekke, VP Investor Relations, Tel: +47 22 54 44 55

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Orkla ASA – Sale of own holding in bond ORK 03
Orkla ASA has sold NOK 200 million of its treasury holding of bond 6.54 % Orkla 03/13, ISIN NO 10177538 (ORK 03). After this transaction, the oustanding volume in the market is NOK 1 300 million, whereas NOK 200 million is held in Orkla's treasury.

Orkla ASA
Oslo, 18 August 2009

Contact:
Geir Solli, SVP Finance
Tel: +47 22 54 44 61